EX-1

Schedule A

This Schedule sets forth information with respect to each purchase and sale of shares of Common Stock which were effectuated by the Reporting Persons within the past sixty (60) days. All transactions were effectuated in the open market through a broker. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These shares of Common Stock were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)*	Price Range ($)*
06/5/2025	(71,720)	6.0668	-
06/09/2025	(25,000)	5.7388	5.655 – 5.84
06/10/2025	(45,470)	5.2049	5.01 – 5.48
06/11/2025	(150,000)	5.1974	5.135 – 5.36
06/12/2025	(125,000)	5.1114	5.03 – 5.22
06/13/2025	(80,000)	4.6161	4.54 – 4.77
06/16/2025	(102,810)	4.7121	4.56 – 4.84

* Excluding commissions.